Exhibit 99.1

Brookfield Residential Properties Inc.

News Release

Investors, analysts and other interested parties can access Brookfield Residential’s 2012 Annual Results, Letter to Shareholders and Corporate Profile on the website at www.brookfieldrp.com.

BROOKFIELD RESIDENTIAL COMPLETES 2012 ANNUAL FILINGS

Calgary, Alberta, February 14, 2013 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”) today announced that it has filed its 2012 Annual Report, including its audited financial statements for the year ended December 31, 2012, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available on Brookfield Residential’s website at www.brookfieldrp.com and a hard copy will be provided to shareholders free of charge upon request.

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Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP. For more information, please visit our website at www.brookfieldrp.com.

Please note that Brookfield Residential’s unaudited quarterly reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com.  Hard copies of the quarterly and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Manager, Investor Relations & Communications Tel: (403) 231-8952 Email: nicole.french@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com

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